FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Fourth Quarter 2012 Results

Mexico City, February 27, 2013—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the fourth quarter of 2012.

Summary for the Fourth Quarter

ICA delivered solid results in the fourth quarter and for full the year 2012. Consolidated revenue rose 3% in 4Q12 and 18% for the year. All business segments reported growth in the year. Adjusted EBITDA increased 23% in 4Q12. For the year 2012, Adjusted EBITDA rose 13% to Ps. 7,015 million, with an Adjusted EBITDA margin of 14.7%.

Earnings per share decreased 17% to Ps. 1.95 during the year. The reduction principally reflected the non-recurring gains on sale of the Corredor Sur tollroad in Panama and two PPP highways during 2011.

Construction backlog at December 31, 2012 rose to Ps. 42,238 million, an increase of 20% as compared to December 31, 2011. Construction backlog does not include Ps. 8,166 million in long-term mining services contracts related to our San Martín Contratistas Generales subsidiary in Peru, which ICA acquired in June 2012.

ICA recorded significant operational and financing accomplishments in 4Q12, including (i) the delivery of the two turbines of the La Yesca hydroelectric project, with the corresponding payment for more than US$ one billion; (ii) start of operations of three concessioned highways and two social infrastructure projects; and (iii) the strategic partnership with leading homebuilder Servicios Corporativos Javer, S.A.P.I., (“Javer”). This transaction confirms ICA’s concentration in its core infrastructure development and construction businesses. During 2012, ICA carried out investments totaling Ps. 10,990 million in projects in Mexico and abroad.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena García elena.gracia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

•	Consolidated revenue increased 3% as compared to 4Q11.

•	Operating income and Adjusted EBITDA rose 25% and 23%, respectively, compared to 4Q11.

•
Comprehensive financing cost was Ps. 711 million in 4Q12, up 6% from the prior year period principally as a result of increased interest expense from concessioned projects that started operations. During the construction phase, interest expense is capitalized.

•	Consolidated net income was Ps. 74 million. The result for the quarter included the effect of the adjustment to fair value of the Housing assets that are part of the strategic partnership with Javer.

•	Net loss of the controlling interest was Ps. 161 million in 4Q12. The loss per share was Ps. 0.27 (US$ 0.08 per ADS).

•	Civil Construction and Industrial Construction contributed 75% of consolidated revenue and 11% of Adjusted EBITDA in 4Q12.

•
Construction backlog reached Ps. 42,238 million, an increase of 20% compared to December 31, 2011. Additions to backlog during the quarter totaled Ps. 8,417 million. Construction backlog does not include Ps. 8,166 million in  long-term mining and other services contracts related to our San Martín Contratistas Generales subsidiary.

•	Concessions contributed 14% of consolidated revenue and 55% of Adjusted EBITDA in 4Q12.

•
As of December 31, 2012, ICA’s Concessions segment was participating in 18 projects, including ten highways, five water projects, two social infrastructure projects, and one port. Of these, nine were in full operation, two in partial operation, and seven under construction.

•	Airports contributed 7% of consolidated revenue and 21% of Adjusted EBITDA in 4Q12.

•
Housing contributed 4% of consolidated revenue and 13% of Adjusted EBITDA in 4Q12. These results included the results of Los Portales in Peru and the Housing assets in Mexico that were not included in the Javer transaction. The assets to be transferred to Javer were reclassified as discontinued operations at fair value as of 4Q12. The financial statements for 4Q11 were restated for comparative purposes.

Investor Relations	www.ica.com.mx	2/23

Construction

Civil Construction

•
Revenues were Ps. 7,550 million in 4Q12. The Autovía Urbana Sur, the La Yesca hydroelectric project and the Rio de los Remedios – Ecatepec highway contributed 23% of revenues in 4Q12. Revenue decreased 8% compared to 4Q11.

•
The operating loss for the quarter of Ps. 202 million and the consequent 79% reduction in Adjusted EBITDA to Ps. 101 million were principally due to an increase costs from the provision for doubtful accounts from the Metro Line 12 project, in accordance with Company policy. As part of the collection process, ICA and its consortium partners on the Metro Line 12 project initiated legal proceedings on December 14, 2012 against the Federal District of Mexico (Gobierno del Distrito Federal). ICA can provide no assurance that it will be successful in its claims, or as to the timing or amounts of any recovery.

•
The La Yesca hydroelectric project completed tests and delivered the two turbo generating units. During November and December, ICA received payments of US$1,042 million in accordance with the contract, which were applied in their entirety to the payment of the project’s debt. The finalization of the contract remains pending; we expect that additional payments will be received once the final valuation of the works is agreed.

•	Civil Construction debt decreased 45% to Ps. 10,519 million as of December 31, 2012 compared to year-end 2011, principally as a result of payment the La Yesca debt.

Investor Relations	www.ica.com.mx	3/23

Industrial Construction

•
Revenues increased 13% compared to 4Q11. The increase was primarily due to progress on the Salina Cruz, Madero, Cadereyta, and Minatitlán clean fuels projects for Pemex, the Fénix project for AHMSA and the Etileno XXI petrochemical complex.

•
Operating income was Ps. 71 million and Adjusted EBITDA reached Ps. 87 million in 4Q12. These amounts were, respectively, 56% and 49% less than the prior year period, principally due to the recognition of additional revenues in 4Q11.

•	Industrial Construction debt was Ps. 238 million as of December 31, 2012, and consisted principally of short-term working capital credit lines.

Investor Relations	www.ica.com.mx	4/23

Construction Backlog

•	Construction backlog was Ps. 42,238 million as of December 31, 2012, equivalent to 14 months work at the average rate for the twelve months of 2012.

•
81% of construction backlog corresponds to Civil Construction and 19% to Industrial Construction. We register the proportional participation of our stake in ICA Fluor as Industrial Construction backlog.

•	The aggregate amount of new contracts and net increases in existing contracts in 4Q12 was Ps. 8,417 million.

•
In Civil Construction, we added the construction contract for the Boquerón del Palmar Bypass and an expansion of the Avenida Domingo Díaz project in Panama. In Industrial Construction, the principal increases were for the Etileno XXI project, the Sásabe-Topolobampo natural gas pipeline contract, and increases in the size of the Minatitlán II and Chicontepec II projects. Projects outside of Mexico in four Latin American countries and from Grupo Rodio-Kronsa, our Spanish subsidiary, represented 15% of backlog.

Investor Relations	www.ica.com.mx	5/23

Contracted Mining and Other Services Contracts

•	As of December 31, 2012, we also had Ps. 8,166 million in long-term mining and other services contracts, principally in San Martín.

Concessions

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 63% in 4Q12, principally because of increased traffic on the Rio de Los Remedios-Ecatepec and Mayab tollroads.

•	The Autovía Urbana Sur, the La Piedad Bypass, and the Rio Verde-Cd. Valles highway projects all started operations in 4Q12.

•
During 4Q12, work on the projects under construction accelerated, with priority given to those projects that were expected to contribute to revenue generation in 2013.  This includes, in particular, the two social infrastructure projects that started operations in 4Q12.  As a result, they will contribute to revenue for all 2013.

•
Concessions revenues increased 63% to Ps. 1,723 million, compared to 4Q11. Revenue from projects in operation increased 145% in the quarter; this includes highways, other concessions, and services revenues.

•	Adjusted EBITDA increased 69% to Ps. 890 million, as a result of the contribution of the Rio de Los Remedios and Mayab highways, together with the two social infrastructure projects.

•
Concessions segment debt was Ps. 22,521 million, an increase of 20% compared to December 31, 2011, as a result of drawings on financings for projects that are in the construction phase. The segment’s cash balances decreased 62% to Ps. 2,704 million, compared to 4Q11, principally as a result of the use of funds raised in 2011 for the two social infrastructure projects.

Investor Relations	www.ica.com.mx	6/23

Operating Concessions information

Investor Relations	www.ica.com.mx	7/23

Airports

Ps. million	4Q11	4Q12	% Chg	12 months 2011	2012	% Chg
Total Revenues	**774**	**873**	**13**	**2,776**	**3,098**	**12**
Aeronautical	527	547	4	1,870	2,140	14
Non- Aeronautical	164	195	19	589	680	15
Construction	82	130	58	317	277	(12)
Operating Income	248	275	11	917	1,148	25
Adjusted EBITDA	**291**	**332**	**14**	**1,077**	**1,368**	**27**
Operating Margin	32.1%	31.5%		33.0%	37.1%	
Adjusted EBITDA Margin	**37.6%**	**38.1%**		**38.8%**	**44.2%**	

	Dec-11	Dec-12	% Chg
Cash and Cash Equivalents	534	1,248	134
Total Debt	1,930	2,980	54

Passenger Traffic (thousands)	4Q11	4Q12	% Chg	12 months 2011	2012	% Chg
Total	**3,009**	**3,214**	**7**	**11,772**	**12,594**	**7**
Domestic	2,564	2,759	8	9,988	10,769	8
International	445	455	2	1,784	1,825	2

•	Terminal passenger traffic increased 7% to 3.2 million in 4Q12. Nine of the 15 airlines at our airports grew traffic in the quarter, and four new international routes opened in the quarter.

•
Total revenue increased 13% to Ps. 873 million in 4Q12 with significant growth from the three lines of business: aeronautical operations, commercial activities, and diversification projects. Aeronautical and non-aeronautical revenues rose a combined 7%. Aeronautical revenues rose 4% principally due to traffic growth.

•	Non-aeronautical revenues rose 19% principally because of the revenues from checked baggage screening, higher revenue from the NH T2 hotel, and parking.

•	Adjusted EBITDA reached Ps. 332 million in the 4Q12, an increase of 14% as compared to Ps. 291 million in 4Q11.

•	Airports debt was Ps. 2,980 million as of December 31, 2012.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	8/23

Housing Development

•
During 4Q12, ICA agreed to form a strategic partnership with Javer, contributing assets from our homebuilding subsidiary, ViveICA.  These contributed assets will add up to 7,000 units annually to Javer’s operations and include land reserves for more than 40,000 units. The addition of ViveICA’s assets will add six new cities in five states to Javer’s market presence, and strengthen its position in its core markets in northern and western Mexico. This transaction detonates value for ICA’s affordable housing assets, while we continue to focus our resources on the construction and infrastructure operations businesses.

•
The assets to be transferred to Javer represent a significant portion of the affordable housing business. Consequently, these were reclassified in discontinued operations at fair value. The results for 4Q11 and the year 2011 were restated in order to present their associated revenues, costs, and expenses as a discontinued operation.

•	The results presented for Housing, as a result, only include Los Portales and the assets that were not included in the strategic transaction.

•	Housing revenues increased 20% to Ps. 544 million in 4Q12 principally due to an increase in unit sales by Los Portales.

•
Adjusted EBITDA reached Ps. 205 million in 4Q12.  The increase is principally a result of the reclassification of a portion of the inventories that were not included in the Javer transaction as investment property, and which were revalued based on independent appraisals.

•	Debt was Ps. 1,465 million, which includes debt that will be transferred to Javer during 2013.

Investor Relations	www.ica.com.mx	9/23

Consolidated Results

•	Revenues increased 3% to Ps. 12,503 million in 4Q12 compared to 4Q11. During 2012, revenues increased 18% to Ps. 47,875 million; all segments contributed to growth.

•
Cost of sales increased 6% in 4Q12. During 2012, cost of sales was the equivalent of 88% of revenues, compared to 86% in 2011. Cost of sales includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses decreased 2% to Ps. 940 million in 4Q12, because of lower general, promotion, and administrative expenses. For the full year 2012, these expenses increased 16%, in line with the rate of revenue growth.

•	Other income, net of Ps. 339 million in 4Q12 was principally the result of the revaluation of a portion of the real estate assets that were reclassified from inventories to investment property.

•	Operating income increased 25% to Ps. 933 million, compared to the same quarter in 2011. During 2012 operating income grew 7% to Ps. 3,732 million, with an operating margin of 7.8%.

•	Adjusted EBITDA increased 23% to Ps. 1,979 million in 4Q12. During 2012, Adjusted EBITDA rose 13% to Ps. 7,015 million, with an Adjusted EBITDA margin of 14.7%.

Investor Relations	www.ica.com.mx	10/23

~~•~~
Comprehensive financing cost was Ps. 711 million, an increase of 6% as compared to 4Q11. For the year 2012, comprehensive financing cost decreased 70% to Ps. 1,048 million compared to 2011, as exchange gains offset increased interest expense. Exchange gains and losses do not represent cash inflows or outflows.

•
Taxes were a credit of Ps. 193 million in 4Q12. The difference from 4Q11 comes from accounting tax payments from the sale of the Corredor Sur in the prior period. During 2012 taxes were Ps. 694 million, compared to a credit of Ps. 57 million in 2011. The tax credit in 2011 was principally the result of losses on certain foreign subsidiaries.

•	Discontinued operations includes the results of the housing assets to be transferred to Javer and the adjustment to fair value of those assets.

•
Consolidated net income was Ps. 74 million in 4Q12 and Ps. 1,758 million for 2012. Net income in 2011 included the gains on sale of the Corredor Sur and two PPP highways, which make the year-over-year comparisons unfavorable.

•	Net income of the controlling interest was a loss of Ps. 161 million in 4Q12 and income of Ps. 1,180 million in 2012. Full year Earnings per share were Ps. 1.95 and Earnings per ADS were US$ 0.61.

Investment

•
In addition to operating investments in the construction business, the Company continually applies funds generated from equity and debt to develop infrastructure projects. Equity may include resources from partners. Debt may be raised in both the domestic and international markets.  In their nature, infrastructure projects require a high level of financial leverage.

•
During 2012, the company invested approximately Ps. 10,990 million in projects1, consisting of an increase in other investments of Ps. 7,615 million and an increase in long-term trade and contract receivables of Ps. 3,375 million; the latter principally includes the investment in the Río de los Remedios-Ecatepec highway. Within other investments, there were increases of Ps. 9,571 million from  Concessions (Ps. 9,511 million) and Airports (Ps. 104 million), which were partially offset by reductions in long-term inventories, principally as a result of the reclassification of housing assets to discontinued operations.

•
The Company also promotes investment through its participation in financed public works, such as the La Yesca hydroelectric project.  These projects require ICA to obtain the debt to finance construction.  Repayment of the debt is included in the contract value to be paid by the client upon delivery of these projects.

•
It is important to note that investment in Concessions and projects like the Rio de los Remedios-Ecatepec highway result in revenues from the operation of such assets once their construction is completed and they start operations.

Debt

•
Total debt as of December 31, 2012 was Ps. 51,105 million, an increase of Ps. 1,071 million, or 2%, as compared to December 31, 2011. The increase is due to drawings on financings for projects that are in the construction phase which were partially offset by payments of debt for the La Yesca project.

•
Total Cash as of December 31, 2012 was Ps. 8,413 million, a reduction of Ps. 2,487 million as compared to December 31, 2011, principally due to the use of funds for the two social infrastructure projects. Net Debt was Ps. 42,692 million.

____________________________
1 Ps. 10,990 million is the aggregate difference between 2012 and 2011, of other investments and long-term trade and contract receivables. The increase in long-term trade and contract receivables is principally due to the investment in the Rio de los Remedios-Ecatepec highway.

Investor Relations	www.ica.com.mx	11/23

Ps. million	Dec-11	Dec-12	% Chg
Short Term	19,714	10,925	(45)
Long Term	30,320	40,180	33
Total Debt	**50,034**	**51,105**	**2**
Total Cash	10,900	8,413	(23)
Net Debt	**39,135**	**42,692**	**9**
Weighted average interest rate	**8.1%**	**9.6%**	

Debt Composition as of December 31, 2012

Ps. million	Short Term		Long Term		Total	%
Type of currency	MXN	FX	MXN	FX		
Civil	2,910	3,566	3,474	569	10,519	20.6%
Industrial	101	137	0	0	238	0.5%
Concessions	426	0	22,095	0	22,521	44.1%
Airports	550	0	2,430	0	2,980	5.8%
Housing	532	61	685	188	1,465	2.9%
Corporate	590	2,053	0	10,738	13,381	26.2%
Subtotal	**5,109**	**5,816**	**28,685**	**11,495**		
Total Debt	**10,925**		**40,180**		**51,105**	**100%**

•	Civil Construction accounted for 21% of total debt, and consisted principally of short-term working capital credit lines.

•
Concessions accounted for 44% of total debt. Such debt consisted of structured project finance credit facilities whose source of repayment are the cash flows to be generated by each project once it starts operation. Of total Concessions debt, 43% corresponded to projects under construction, and 57% to the consolidated operating concessions.

•
Debt issued at the parent company level represented 26% of total debt. The excess cash balances of each segment and the dividends and fees paid to the parent company are the source of payment for these loans.

•	Airports and Housing segments accounted for 9% of total debt, which was principally composed of working capital lines for projects in execution and, to a lesser extent, for long-term investments.

•	48% of total debt was bank debt and 52% was securities debt. 21% of debt was short-term, and 34% of debt was denominated in foreign currency, principally dollars.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

•	ICA expects to continue to be active in the capital markets to finance projects that generate value for the Company.

Investor Relations	www.ica.com.mx	12/23

Conference Call Invitation

ICA’s conference call will be held on Friday, March 1, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4601371. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until March 8, 2013 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, again using conference ID 4601371.

Investor Relations	www.ica.com.mx	13/23

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	14/23

Investor Relations	www.ica.com.mx	15/23

Investor Relations	www.ica.com.mx	16/23

Investor Relations	www.ica.com.mx	17/23

Investor Relations	www.ica.com.mx	18/23

Annexes

Backlog and Contracted Mining and Other Services

As of December 31, 2012		Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency[1]	Project Progress (%)
Civil Construction	**81%**	**34,254**				
Mitla Tehuantepec Highway		5,547	4Q15	5,591		1
Barranca Larga Ventanilla Highway		5,182	3Q14	5,255		1
Package Highways Sonora State		2,801	2Q19	2,985		6
Avenue Domingo Díaz, Panamá		2,663	3Q14	3,051	USD	13
Lazaro Cardenas Container Terminal TEC II		2,262	3Q14	2,285		1
Tepic Bypass		2,192	2Q14	2,222		1
Eastern Discharge Tunnel		2,013	2Q14	7,270		72
La Yesca HP		1,165	2Q13	15,845	USD	93
Corredor Norte Highway, Panama		1,300	2Q14	1,474	USD	12
Extension of Playa del Carmen-Mayab		1,269	3Q14	1,283		1
Atlantic Petroleum Terminal, Costa Rica		640	1Q15	942	USD	32
Northern Interceptor Tunnel Rio Medellin, Colombia		569	4Q13	869	USD	35
El Realito Aqueduct		552	3Q13	1,190		54
Rodio Kronsa		497	--	--	EUR/ USD	--
Atotonilco Water Treatment Plant		472	1Q15	1,899		75
Other Civil Construction Projects		5,130	--	--		--
Industrial Construction	**19%**	**7,984**				
Salina Cruz Clean Gasoline Plant		3,493	4T14	3,639	USD	4
Tula Refinery Engineering		831	1T14	2,585	USD/ MXN	68
Minatitlan Clean Gasoline Plant		727	3T13	810	USD	10
Ayatsil C Platform		501	3T13	1,645	USD/ MXN	70
AHMSA		495	4T13	608	USD/ MXN	19
Madero Clean Gasoline Plant		482	4T13	3,392	USD/ MXN	86
Other Industrial Construction Projects		1,455				
Total Construction Backlog		**42,238**				
Contracted Mining and Other Services		**8,166**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

Investor Relations	www.ica.com.mx	19/23

Concession Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations *	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	103	919	3	Toll	1996	2033
RCO (FARAC 1)	18.7%	Equity Method	4,351	5,890	760	PPP+Toll	2007	2037
Mayab Consortium	100%	Full	1,395	4,373	296	Toll	2008 [2]	2050
Rio de los Remedios	100%	Full	2,707	3,000	26	Toll	2011	N/A
Autovía Urbana Sur	30%	Equity Method	857	748	16	Toll	2012	2040
Rio Verde Cd. Valles	100%	Full	1,250	2,428	113	PPP+Toll	2012	2027
La Piedad Bypass	100%	Full	1,241	674	21	Toll	2012	2039
Highways under construction								
N.Necaxa Tihuatlan	50%	Proportional	28	2,525	85	PPP+Toll	2013	2037
Mitla Tehuantepec	60%	Full	(104)	77	169	PPP+Toll	2015	2030
Barranca Larga- Ventanilla	100%	Full	959	543	104	Toll	2014	2039
Other projects in operation								
Cd. Acuña WTP	100%	Full	342	--	0.45	Tariff	1998	2020
Aqueduct II	43%	Proportional	369	599	1.5	Tariff	2011	2027
SPC Sonora	100%	Full	1,062	4,391	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	1,096	4,430	NA	Tariff	2012	2032
Other projects under construction								
Aqueduct El Realito	51%	Proportional	103	399	1	Tariff	2013	2034
WTP Agua Prieta	50%	Full	141	788	8.5	Tariff	2014	2029
WTP Atononilco	10%	Equity Method	(8)	259	42	Tariff	2015	2035
Lázaro Cárdenas Port	5%	Equity Method	49	--	NA	Tariff	2014	2042

(1) Length in Km and Capacity in million m^3/s
(2) Year of Acquisition
WTP= Water Treatment Plant
* Begin of operation estimated

Other Concessioned Projects, Operating Information

Housing Units Sold in Mexico

Investor Relations	www.ica.com.mx	20/23

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries (ICA) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2011, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2011.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.841 per U.S. dollar as of December 31, 2012 and Ps. 13.9322 as of December 31, 2011.

IFRS 11, Joint Arrangements: The International Accounting Standards Board (IASB) issued a set of five pronouncements related principally to issues of control.  Among these, IFRS 11 establishes the principles for the presentation of financial information for parties that have a participation in agreements where control is exercised in a joint manner. IFRS replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and became effective January 1, 2013.

The principle of this pronouncement is that a party to a joint arrangement should recognize the rights and obligations resulting from the arrangement. A joint arrangement is one where two or more parties share joint control (i.e., a contractual agreement to share control, which exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties.)  Joint arrangements are either joint ventures or joint operations.

•
Joint operations are arrangements in which the parties (joint operators) have rights to the assets and obligations for the liabilities of the arrangement.  A joint operator accounts for the assets, liabilities, income and expenses related to its participation in the joint operation.

•
Joint ventures are arrangements in which the parties (joint venturers) have rights over the net assets of the agreement. A participant in a joint venture recognizes its participation in the joint venture as an investment using the equity method.

ICA is analyzing its joint arrangements in order to assess the impact on its financial statements issued after the new pronouncement go into effect.

Investor Relations	www.ica.com.mx	21/23

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. As of December 31, 2012, the fair value for not exercising the contracts was the equivalent to a loss of Ps. 6 million in financial derivative effects.

Additional information regarding our exposure to financial derivative instruments required to be furnished by Mexican regulations to the National Banking and Securities Commission is attached hereto as Exhibit 99.1, which is incorporated by reference herein.

Investor Relations	www.ica.com.mx	22/23

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing.
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V. An unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir

Investor Relations	www.ica.com.mx	23/23

EXHIBITS

Exhibit Number	Description of Document

99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated February 27, 2013 (English translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer